Amendment to Securities Lending Agreement

Between

U.S. Bank National Association and

First American Funds, Inc. – Government Obligations Fund

THIS AMENDMENT is made as of December 30, 2010, by and between U.S. Bank National Association (the “Bank”) and First American Funds, Inc. – Government Obligations Fund (the “Customer”).

WHEREAS, the Bank and the Customer have entered into a Securities Lending Agreement dated as of January 1, 2007 (the “Agreement”) pursuant to which the Bank engages in securities lending as the Customer’s agent with respect to certain securities owned by the Customer.

WHEREAS, the Bank and the Customer wish to amend Exhibit B to the Agreement, effective January 1, 2011, to reflect a revised fee schedule.

NOW THEREFORE, the Bank and the Customer, intending to be legally bound, agree that Exhibit B of the Agreement shall be replaced, in its entirety, effective January 1, 2011, with the following:

Exhibit B

Securities Lending Fee

The Customer shall pay to the Bank monthly fees for administering the securities lending program. The monthly fee shall equal 20% of the Customer’s Net Income during such month. The monthly fee shall be calculated and retained by the Bank out of the Customer’s aggregate Net Income for such month; provided, however, that if the fee is not so retained, the Customer shall pay such fee upon request from the Bank.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written by their duly authorized officers.

FIRST AMERICAN FUNDS, INC. – GOVERNMENT OBLIGATIONS FUND

By:	/s/ Jeffery M. Wilson
Name:	Jeffery M. Wilson
Title:	Vice President

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Kenneth L. Delecki
Name:	Kenneth L. Delecki
Title:	Head of Securities Lending